Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

On 26 May 2017 (after trading hours), the Company entered into the Aircraft Finance Lease Framework Agreement with CSA International, pursuant to which CSA International agreed to provide finance leasing to the Company in relation to the Leased Aircraft, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the Aircraft Finance Lease Framework Agreement and the relevant implementation agreements contemplated thereunder.

CSA International is a wholly owned subsidiary of CSAHC, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transactions (after the aggregation of the transactions under the A321 Finance Lease and the A330 Finance Lease) is 5% or more but less than 25% on an annual basis, the Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules. Therefore, the Aircraft Finance Lease Framework Agreement is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transactions under Chapter 14 of the Listing Rules.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the Aircraft Finance Lease Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders no later than 29 May 2017.

BACKGROUND

On 26 May 2017 (after trading hours), the Company entered into the Aircraft Finance Lease Framework Agreement with CSA International, pursuant to which CSA International agreed to provide finance leasing to the Company in relation to the Leased Aircraft, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the Aircraft Finance Lease Framework Agreement and the relevant implementation agreements contemplated thereunder.

THE AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

Date	:	26 May 2017

Lessor(s)	:	CSA International or wholly-owned subsidiaries of CSA International has been or to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of the Proposed Transactions

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company)

Aircraft under the Proposed Transactions	:	The Leased Aircraft comprises part of the aircraft in the Company’s aircraft introduction plan from 1 July 2017 to 31 December 2017 subject to adjustment from time to time. The number of the Leased Aircraft will not be more than 28.

The Company has signed aircraft purchase agreements with Airbus S.A.S. and Boeing Company in relation to the Leased Aircraft, which agreements have been negotiated and agreed independently and separately and has fulfilled the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations.

Effective term	:	From 1 July 2017 to 31 December 2017

Aggregate principal amount of the Proposed Transactions	:	Not more than 100% of the consideration for the purchase of the Leased Aircraft

Rental fee/ Interest rate	:

Under the Proposed Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company's requests for proposals or other bidding processes in respect of financing of aircraft, satisfying the prerequisites as disclosed below under the item "Prerequisites".

The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the Proposed Transactions.

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus-interests standard, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such Leased Aircraft, subject to the terms and conditions of each individual Aircraft Finance Lease Agreement. Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the Leased Aircraft and the interest thereunder.

Handling fee	:	The respective handling fee for each of the Leased Aircraft shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each relevant the Leased Aircraft, the Lessee(s) is entitled to purchase the relevant Leased Aircraft back from the Lessor(s) at a nominal purchase price for such aircraft.

Prerequisites	:

The Company may mandate the finance lease arrangements for the Leased Aircraft to CSA International depending on the following prerequisites:

(1) the stable operation of CSA International which has satisfied that (i) the registered capital of CSA International has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transaction; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA International's qualification and ability in engaging in large-scale aircraft finance lease transactions;

(2) the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) regarding the finance lease proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes; and

(3) the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax, and the handling fee being lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs.

Effectiveness and conditions	:	The Aircraft Finance Lease Framework Agreement is effective upon execution by the parties and approval of the Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the AGM.

Implementation Agreements	:	To implement the Proposed Transactions, separate Aircraft Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the Aircraft Finance Lease Framework Agreement.

The lease period of the aircraft under the Aircraft Finance Lease Framework Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, the lease period of the aircraft under the separate Aircraft Finance Lease Agreement(s) would be 10 to 12 years.

In relation to the pricing policy, the Company will obtain and review at least three proposals from independent third parties regarding the finance lease of aircraft to evaluate and determine if the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties.

INFORMATION ABOUT THE PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

CSA International

CSA International is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

HISTORICAL TRANSACTION AMOUNTS AND PROPOSED CAP

CSA International was established in July 2016. The Company previously conducted transactions in relation to finance leasing with CSA Leasing Company in April 2017. However, such transactions were not conducted on a continuing basis. The total amounts payable under the A321 Finance Lease and the A330 Finance Lease shall not exceed US$250.93 million (which is equivalent to approximately RMB1,731.42 million). As at the date of this announcement, only the handling fee of approximately RMB1.98 million has been incurred under A321 Finance Lease.

The total fee payable under the Proposed Transactions is the sum of the rental fee, the handling fee and the buy-back fee, and the total rental fee payable under the Proposed Transactions equals to the sum of the principal and the interest payable under each Aircraft Finance Lease Agreement for the entire lease period for each of the Leased Aircraft.

In arriving the proposed cap (including the calculation of the proposed total interests payable under the Proposed Transactions), considering the lease period for the each of the Leased Aircraft would be 10 to 12 years as disclosed above, the Company adopted the prevailing benchmark interest rate i.e. 4.9%, which is the benchmark interest rate for RMB loan for over 5 years set by the People's Bank of China (the "PBOC Benchmark Rate") for the calculation.

When the Company entering into the separate Aircraft Finance Lease Agreement for each of the Leased Aircraft, the actual interest rate will be set at a premium or discount with a fix percentage to the PBOC Benchmark Rate. During the term of the Aircraft Finance Lease Agreement(s), if the PBOC Benchmark Rate is adjusted by the People's Bank of China, the interest rate for the Proposed Transactions shall be adjusted accordingly in the same direction. However, based on the previous proposals received by the Company from the independent third parties, the interest rate for each of the Leased Aircraft usually would not be higher than the PBOC Benchmark Rate.

The Company believes that it would be appropriate to adopt the PBOC Benchmark Rate in arriving the proposed total interest payable under the Proposed Transactions for the determination of the proposed cap, after considering that the PBOC Benchmark Rate is commonly adopted in aircraft finance lease transactions in the PRC especially when the repayment of rental fee (including interests payable) is denominated in RMB and having provided certain buffer to the Company as compared with the current market condition.

In addition, the handling fee in respect of the Proposed Transactions shall be around 1% of the principle amount for each of the Leased Aircraft, which is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above.

The Company will monitor the proposed cap as disclosed below and make sure it will not be exceeded. If the interest payable is higher than the one used in arriving the proposed cap for the Proposed Transactions, the Company may choose to reduce the transaction volume with CSA International (including lowering the financing percentage). However, in any event, the Company will comply with the Listing Rules from time to time if the proposed cap would be exceeded.

According to the Company’s aircraft introduction plan for the period from 1 July 2017 to 31 December 2017, and based on the assumption that the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft finance lease transactions between the Company and CSA International for the period from 1 July 2017 to 31 December 2017 shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the finance lease in the second half of 2017, the proposed transaction amount under the Proposed Transactions is set out as below:

Units: US$ in millions (or the equivalent amount in RMB)

Transaction period	For the period from 1 July 2017 to 31 December 2017

Total rental fee (including principal and interest)	1,050

Handling fee	8.1

Proposed total transaction amount	1,058.1

As the proposed cap for the aircraft finance lease transaction between the Company and CSA International should be set on an annual basis, having considered the historical transaction amounts (i.e US$250.93 million) and the proposed transaction amount for the period from 1 July 2017 to 31 December 2017 (i.e. US$1,058.1 million), the proposed cap on an annual basis shall not exceed US$1,309.1 million (or the equivalent amount in RMB) for the year ending 31 December 2017.

Reasons for ENTERING INTO THE PROPOSED TRANSACTIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Entering into the Aircraft Finance Lease Framework Agreement will broaden financing channels for the aircraft to satisfy the business development need of the Company and the industry growth. The finance lease of aircraft would provide more flexibility for the financing channels in respect of the aircraft to be introduced by the Group and have less impact on the cash flow of the Group. The Company is of the view that it is beneficial for the Group to enter into the Aircraft Finance Lease Framework Agreement with CSA International after considering alternative financing options.

Firstly, based on (i) CSA International with the paid-up registered capital of RMB 1 billion is a wholly-owned subsidiary of CSAHC, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission; (ii) the credit lines offered by the banks to CSAHC can be also used by CSA International; (iii) over 20 banks including the state-owned banks has negotiated with CSA International on the provision of financing to CSA International; and (iv) CSA International is incorporated in Guangzhou Nansha Free Trade Zone and CSA International can enjoy the favourable financial policy with the support of local government authorities accordingly, CSA International has a strong capital strength to ensure adequate funding, with the qualification and ability to conduct the large-scale aircraft finance lease transactions.

Secondly, the business team of CSA International has a wealth of experience in the field of aircraft leasing and it has well known on the business needs of the Group, therefore the business communication between the Company and CSA International would be more smoothly, and it is easier to achieve a mutual understanding with the principle of maximizing both parties' benefits in the agreement negotiation stage.

Thirdly, the Proposed Transactions between the Company and CSA International will be based on the normal commercial terms and in the principle of market-driven. Upon reviewing and evaluating the financial proposals submitted from independent third parties, whether the Company may finally mandate the finance lease for the Leased Aircraft to CSA International depends on the prerequisites as stated in the above section headed “The Aircraft Finance Lease Framework Agreement”.

According to the arrangement under the Aircraft Finance Lease Framework Agreement, CSA International itself or it has incorporated or will incorporate wholly-owned subsidiaries in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transactions. By utilising the finance lease structure to introduce the Leased Aircraft, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Aircraft Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. The respective handling fee for each of the Leased Aircraft would also be lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs. Through adopting the finance lease arrangement provided by CSA International under the Aircraft Finance Lease Framework Agreement, the total savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated to be US$27.64 million (or the equivalent amount in RMB).

In April 2017, the Company introduced one Airbus A321 aircraft and one Airbus A330-300 aircraft under the A321 Finance Lease and the A330 Finance Lease, respectively, by adopting the finance lease arrangement provided by CSA Leasing Company. After deducting the handling fee payable to CSA Leasing Company, the Company would save financing costs of approximately US$4.92 million (which is equivalent to approximately RMB33.90 million) as compared to the secured loan with the same interest rates.

The terms and conditions of the Proposed Transactions are agreed after arm’s length negotiations between the parties. The Directors (excluding the independent non-executive Directors whose view will be expressed in the circular) are of the view that the Proposed Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and that the terms of the Proposed Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Implication under the Listing Rules

CSA International is a wholly owned subsidiary of CSAHC, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transactions (including the transactions under the A321 Finance Lease and the A330 Finance Lease) is 5% or more but less than 25% on an annual basis, the Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules. Therefore, the Aircraft Finance Lease Framework Agreement is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transactions under Chapter 14 of the Listing Rules.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Proposed Transactions. All remaining six Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee will be established to advise the Independent Shareholders, in respect of the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder.

CSAHC and its associates will abstain from voting on the ordinary resolutions approving the Proposed Transactions at the AGM to be convened for the purpose of approving, among others, the Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the Aircraft Finance Lease Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders no later than 29 May 2017.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“A321 Finance Lease”	the finance lease of one Airbus A321 aircraft entered into by the Company pursuant to a finance lease agreement dated 27 April 2017 as disclosed in the announcement of the Company dated 27 April 2017
“A330 Finance Lease”

the finance lease of one Airbus A330-300 aircraft entered into by the Company pursuant to a finance lease agreement dated 27 April 2017 as disclosed in the announcement of the Company dated 27 April 2017

“AGM”	the 2016 annual general meeting of the Company to be convened on 30 June 2017, to consider, and if thought fit, approve, among other things, the Proposed Transactions
“Aircraft Finance Lease Framework Agreement”

the aircraft finance lease framework agreement entered into between the Company and CSA International on 26 May 2017, pursuant to which CSA International agreed to provide finance leasing to the Company in relation to the Leased Aircraft for the period from 1 July 2017 to 31 December 2017 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“Airbus S.A.S.”	Airbus S.A.S., a company created and existing under the laws of France
“Aircraft Finance Lease Agreements”	the individual finance lease agreements in relation to the finance lease of the Leased Aircraft to be entered into by the Company pursuant to the Aircraft Finance Lease Framework Agreement
“Articles of Association”	the articles of association of the Company
“associate(s)”	has the meaning as defined in the Listing Rules
“Board”	the board of Directors
“Boeing Company”	Boeing Company, a company incorporated in the State of Delaware of the United States of America
“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“CSA International”

CSA International Finance Leasing Co., Ltd.* (南航國際融資租賃有限公司), a company incorporated in the PRC with limited liability, and is wholly owned by CSAHC through itself and Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC as at the date of this announcement

“CSA Leasing Company”

Guangzhou Nansha CSA Tianru Leasing Co., Ltd.* (廣州南沙南航天如租賃有限公司), a company incorporated in the Guangzhou Nansha Free Trade Zone of the PRC, and is a wholly owned subsidiary of CSA International as at the date of this announcement

“Delivery Date”	the dates on which the Lessor(s) delivers the Leased Aircraft to the Company pursuant to the respective Aircraft Finance Lease Agreement
“Director(s)”	the director(s) of the Company
“Group”	the Company and its subsidiaries (as defined under the Listing Rules)
“Hong Kong”	The Hong Kong Special Administrative Region of the PRC
“Independent Board Committee”

the independent committee of the Board, comprising independent non-executive Directors, established for the purpose of considering the transactions under the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder, and to advise the Independent Shareholders on the same

“Independent Financial Adviser”

Challenge Capital Management Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Aircraft Finance Lease Framework Agreement and the proposed annual cap thereunder

“Independent Shareholders”	the Shareholders other than CSAHC and its associates

“Leased Aircraft”	part of the aircraft scheduled to be introduced by the Company during the period from 1 July 2017 to 31 December 2017, and to be entered into the finance lease in respect of the Proposed Transactions
“Lessee(s)”	The Company (including the wholly-owned or holding subsidiaries of the Company)
“Lessor(s)”

CSA International or wholly-owned subsidiaries of CSA International has been or to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Proposed Transactions”	the finance lease of the Leased Aircraft pursuant to the Aircraft Finance Lease Framework Agreement
“RMB”	Renminbi, the lawful currency of the PRC
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended and modified from time to time
“Share(s) ”	share of RMB1.00 each in the capital of the Company
“Shareholder(s) ”	the holders of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“US$”	United States dollars, the lawful currency of the United States of America

* For identification purpose only

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

26 May 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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